PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated November 16, 2009)	Registration No. 333-156908

REED’S INC.

10,000,000 Transferable Rights to Subscribe for up to 225,000 Shares of
Series B Convertible Preferred Stock at $10.00 per Share
1,125,000 Shares of Common Stock Issuable Upon Conversion of Series B Convertible Preferred Stock

This prospectus supplement no.1 supplements our prospectus, dated November 16, 2009, or the “original prospectus”, relating to the distribution, at no charge to the holders of our common stock of transferable subscription rights to purchase up to an aggregate of 225,000 shares of our Series B Preferred. The original prospectus should be read subject to the information provided in this prospectus supplement. We refer to the original prospectus and this prospectus supplement together as the “prospectus”.

On December 4, 2009, we extended the expiration date of this offering from December 14, 2009 to December 21, 2009.  On December 4, 2009, we also amended the terms of the Series B Preferred, reducing the conversion price of the Series B Preferred. Each share of Series B Preferred will be convertible into shares of our common stock at a conversion ratio of seven (7) shares of common stock for each share of Series B Preferred held at the time of conversion, representing an initial conversion price of $1.43 per share, which is subject to adjustment.

We intend to offer any shares of Series B Preferred that remain unsubscribed (after taking into account all over- subscription rights exercised) at the expiration of the rights offering to the public at $10.00 per share of Series B Preferred.

The rights will expire at 5:00 p.m., New York City time, on December 21, 2009, which date we refer to as the expiration date. There is no minimum subscription amount required for consummation of the rights offering.  We will raise no more than $2,250,000 in this offering.

As of December 3, 2009, the aggregate market value of our outstanding common stock held by non-affiliates was approximately $8,507,904, based on approximately 5,949,583 shares are held by non-affiliates, and a per share price of $1.43 based on the closing sale price of our common stock on December 3, 2009.  As of the date hereof, we are offering $3,750,000 of securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof (including $2,250,000 offered hereunder and $1,500,000 under a shelf registration statement on Form S-3 filed on May 15, 2009, as amended (Registration No. 333-159298) (the “Shelf Registration”)).  As of the date hereof, $1,167,759 of securities were sold under the Shelf Registration.

You should carefully consider whether to exercise your subscription rights before the expiration date.  All exercises of subscription rights are irrevocable.  Our board of directors is making no recommendation regarding your exercise of the subscription rights. Investing in our securities involves a high degree of risk.  In addition, your holdings in our company will be diluted if you do not exercise the full amount of your basic subscription rights.  See “Risk Factors” beginning on page 17 of the prospectus.

Our common stock is quoted on the NASDAQ Capital Market under the symbol “REED.”  The last reported sale price of our common stock on  December 3, 2009 was $1.43 per share.  The rights are transferable and will be listed for trading on the NASDAQ Capital Market under the symbol “REEDR” during the course of this offering.  We intend to apply to the OTC Bulletin Board  for quotation of our  Series B Preferred. We cannot assure you that our Series B Preferred will meet the requirements for quotation or that there will be an active trading market for our Series B Preferred.

	Subscription Price	Dealer Manager Fee (1)	Proceeds, Before Expenses, to us
Per share	$10.00	$0.80	$9.20
Total (2)	$2,250,000	$180,000	$2,070,000
__________________
  (1)           We have agreed to pay to Source Capital Group, Inc. as compensation an advisory fee equal to 4% of the gross proceeds from the exercise of rights in this offering or the purchase of Series B Preferred by others, plus warrants to purchase 4% of the shares of common stock underlying the Series B Preferred sold in this offering, priced at 125% of the effective initial conversion price of the Series B Preferred and an accountable expense allowance equal to 0.5% of gross offering proceeds, capped at $10,000, upon completion of the rights offering. We are also obligated to pay any broker-dealer where the holder exercising such rights indicates in writing that such broker-dealer has solicited such exercise, a cash commission of 4% of the gross proceeds from the exercise of such right by the rights holder. Such solicitation fees may be paid to Source Capital Group, Inc. if it is the soliciting broker, or to others. We will also pay Source Capital Group, Inc. (or any sub-agent engaged by Source Capital Group, Inc.) a cash fee of 4% of the proceeds from any sale of Series B Preferred to persons who do not hold rights.

(2)    Assumes that the rights offering is fully subscribed and that the maximum offering amount in the aggregate of $2,250,000 is subscribed.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. The shares of our Series B Preferred offered hereby and our common stock are not deposits, savings accounts, or other obligations of a bank or savings association and are not insured by the FDIC or any other governmental agency.

Our principal executive offices are located at 13000 South Spring Street, Los Angeles, California 90061. Our telephone number is 310-217-9400.  If you have any questions or need further information about this rights offering, please contact MacKenzie Partners, Inc., our information agent for the rights offering, at (212) 929-5500 (call collect) or (800) 322-2885 (toll-free) or via email at reedrights@mackenziepartners.com .

Dealer-Manager
Source Capital Group, Inc.
The date of this prospectus supplement no. 1 is December 4, 2009

             This prospectus supplement no. 1 supplements our prospectus dated November 16, 2009, and reflects the extension of the expiration date of this offering from December 14, 2009 to December 21, 2009 and the reduction of the conversion price of the Series B Preferred to $1.43.

References in the original prospectus to the expiration date of the offering are hereby amended to reference and/ or read “December 21, 2009”.

References in the original prospectus to the conversion ratio of “five (5) shares of common stock for each share of Series B Preferred” are amended to read “seven (7) shares of common stock for each share of Series B Preferred”, and references to the “initial conversion price of $2.00” are amended to read “initial conversion price of $1.43”.  The conversion price no longer “approximates a slight premium to the current trading value of our common stock”, and all such statements are hereby deleted.

The Capitalization and Dilution tables on page 34 of the prospectus are deleted and the following are substituted in their places:

CAPITALIZATION

The following table sets forth our capitalization, cash and cash equivalents on an actual basis as of September 30, 2009.

At Sept 30, 2009
Actual (dollars in thousands)
Cash	$76

Total liabilities	6,533

Common stock, $.0001 par value, 19,500,000 shares authorized, 9,233,688 shares issued and outstanding at September 30, 2009	1
Series A Preferred Stock, $10 par value, 75,000 shares designated as Series A Preferred Stock, 46,621 shares outstanding at September 30, 2009	466
Series B Preferred Stock, $10 par value, 150,000 shares designated as Series B Preferred Stock, none issued and outstanding at September 30, 2009*
Additional paid-in capital	19,846
Accumulated Deficit	(16,715)
Total stockholders’ Equity	3,598

Total liabilities and stockholders’ equity	$10,131
*Number of shares of Preferred Stock designated as Series B Preferred Stock subsequently increased to 400,000.

DILUTION

Purchasers of our Series B Preferred in the rights offering will experience an immediate and substantial dilution of the net tangible book value per share of our common stock. Our net tangible book value as of September 30, 2009 was approximately $2,798,000, or $0.30 per share of our common stock (based upon 9,233,688 shares of our common stock outstanding). Net tangible book value per share is equal to our total net tangible book value, which is our total tangible assets less our total liabilities, divided by the number of shares of our outstanding common stock. Dilution per share equals the difference between the amount per share of common stock underlying the Series B Preferred paid by purchasers in this rights offering and the net tangible book value per share of our common stock immediately after the rights offering.

After giving effect to our sale of 225,000 shares of Series B Preferred,  at a public offering price of $10.00 per share of Series B Preferred, or 1,575,000  shares of common stock issuable upon conversion of the  Series B Preferred at a conversion ratio of seven (7) shares of common stock for each share of Series B Preferred held at the time of conversion, representing an initial conversion price of $1.43 per share, and after deduction of estimated offering expenses of $379,145 payable by us, our net tangible book value as of September 30, 2009 would have been approximately $4,668,855, or $0.43 per share of common stock. This represents an immediate increase of $0.13 in net tangible book value per share of common stock to our existing stockholders and an immediate dilution in net tangible book value of $1.00 per share of common stock to purchasers of units in this offering. The following table illustrates this per share dilution (assuming a fully subscribed for rights offering of 225,000 shares of Series B Preferred at the subscription price of $10.00 per share):

Subscription price per share of common stock upon conversion of Series B Preferred	$1.43
Net tangible book value per share of common stock prior to the rights offering	$0.30
Increase per share of common stock attributable to the rights offering	$0.13
Pro forma net tangible book value per share of common stock after the rights offering	$0.43
Dilution in net tangible book value per share of common stock to purchasers	$1.00

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